UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A      .

2015 First Half Preliminary Operating Results

On July 23, 2015, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2015. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary operating results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2015	1Q 2015	% Change Increase (Decrease) (Q to Q)	2Q 2014*	% Change Increase (Decrease) (Y to Y)

Operating revenue**	Specified Quarter	5,402,522	5,250,370	2.90%	5,707,527	-5.34%
	Cumulative	10,652,892	5,250,370	—	10,694,088	-0.39%

Net operating profit	Specified Quarter	397,893	535,893	-25.75%	525,409	-24.27%
	Cumulative	933,786	535,893	—	1,009,133	-7.47%

Profit before income tax	Specified Quarter	434,957	741,719	-41.36%	522,767	-16.80%
	Cumulative	1,176,676	741,719	—	1,023,755	14.94%

Profit for the period	Specified Quarter	346,408	613,155	-43.50%	398,929	-13.17%
	Cumulative	959,563	613,155	—	758,163	26.56%

Profit attributable to shareholders of the parent company	Specified Quarter	339,621	604,965	-43.86%	392,219	-13.41%
	Cumulative	944,586	604,965	—	751,453	25.70%

*	The figures reflect adjustments resulting from retrospective application of a change in accounting policy on income tax.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary operating results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2015	1Q 2015	% Change Increase (Decrease) (Q to Q)	2Q 2014*	% Change Increase (Decrease) (Y to Y)

Operating revenue**	Specified Quarter	4,093,851	3,840,230	6.60%	4,403,545	-7.03%
	Cumulative	7,934,081	3,840,230	—	8,177,552	-2.98%

Net operating profit	Specified Quarter	302,447	347,249	-12.90%	343,551	-11.96%
	Cumulative	649,696	347,249	—	665,907	-2.43%

Profit before income tax	Specified Quarter	318,610	554,601	-42.55%	369,586	-13.79%
	Cumulative	873,211	554,601	—	709,484	23.08%

Profit for the period	Specified Quarter	253,997	476,192	-46.66%	288,469	-11.95%
	Cumulative	730,189	476,192	—	532,410	37.15%

Profit attributable to shareholders of the parent company	Specified Quarter	253,997	476,192	-46.66%	288,469	-11.95%
	Cumulative	730,189	476,192	—	532,410	37.15%

*	The figures reflect adjustments resulting from retrospective application of a change in accounting policy on income tax.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary operating results of KB Kookmin Card Co., Ltd. (Consolidated)

(Won in millions, %)		2Q 2015	1Q 2015	% Change Increase (Decrease) (Q to Q)	2Q 2014	% Change Increase (Decrease) (Y to Y)

Operating revenue*	Specified Quarter	733,347	742,099	-1.18%	687,428	6.68%
	Cumulative	1,475,446	742,099	—	1,409,734	4.66%

Net operating profit	Specified Quarter	91,380	129,432	-29.40%	123,809	-26.19%
	Cumulative	220,812	129,432	—	248,708	-11.22%

Profit before income tax	Specified Quarter	91,224	128,919	-29.24%	123,704	-26.26%
	Cumulative	220,143	128,919	—	247,893	-11.19%

Profit for the period	Specified Quarter	70,711	98,087	-27.91%	94,996	-25.56%
	Cumulative	168,798	98,087	—	189,435	-10.89%

Profit attributable to shareholders of the parent company	Specified Quarter	70,711	98,087	-27.91%	94,996	-25.56%
	Cumulative	168,798	98,087	—	189,435	-10.89%

*	Represents the sum of interest income, fee and commission income, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 23, 2015	By:	/s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President